

02029948

P.E 4-1-02

1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2002

China Eastern Airlines Corporation Limited



(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82________)

HONGKONG: 24758.48

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 9, 2002

By: 
Name: Ye Yigan
Title: Chairman of Board of Directors

Exhibit 1.1



中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China ("PRC") with limited liability)

2001 Annual Results

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2001 with comparative figures for the corresponding year of 2000 as follows:-

FINANCIAL STATEMENTS

A. Prepared in accordance with International Accounting Standards ("IAS")

Consolidated Profit and Loss Account
For the year ended 31 December 2001

	Note	2001 *RMB'000*	2000 *RMB'000*	2001 *US$'000*	2001 vs 2000 Increase/ (Decrease) %
Traffic revenues					
Passenger		9,586,941	8,644,260	1,158,319	10.91
Cargo and mail		2,091,669	2,124,228	252,721	(1.53)
Other operating revenues		474,198	451,575	57,294	5.01
Turnover	2	12,152,808	11,220,063	1,468,334	8.31
Operating expenses					
Wages, salaries and benefits	3	772,896	797,594	93,383	(3.10)
Take-off and landing charges		1,702,899	1,572,216	205,749	8.31
Aircraft fuel		2,613,187	2,327,388	315,732	12.28
Food and beverages		567,168	498,640	68,527	13.74
Aircraft depreciation and operating leases		2,403,752	2,167,539	290,427	10.90
Other depreciation, amortisation and					

	Note				
operating leases		358,120	320,792	43,269	11.64
Aircraft maintenance		966,750	820,405	116,805	17.84
Commissions		487,009	645,482	58,842	(24.55)
Office and administration		849,217	724,046	102,605	17.29
Other		557,139	567,709	67,315	(1.86)
Total operating expenses		11,278,137	10,441,811	1,362,654	8.01
Operating profit		874,671	778,252	105,680	12.39
Interest expense, net		(814,375)	(814,486)	(98,395)	(0.01)
Other income, net	4	248,741	340,642	30,053	(26.98)
Share of profit of an associated company		4,546	-	549	-
Profit before taxation		313,583	304,408	37,887	3.01
Taxation	5	261,454	(99,637)	31,590	(362.41)
Profit after taxation		575,037	204,771	69,477	180.82
Minority interests		(33,324)	(29,242)	(4,026)	13.96
Profit attributable to shareholders		541,713	175,529	65,451	208.62
Basic earnings per share	7	RMB0.111	RMB0.036	US$0.013	208.62

Condensed Consolidated Balance Sheet

As at 31 December 2001

	31 December 2001 *RMB'000*	31 December 2000 *RMB'000*
Goodwill and negative goodwill	42,909	101,795
Land use rights, fixed assets and construction in progress	21,801,591	21,278,545
Other non-current assets	3,731,428	3,663,605
Current assets		
Flight equipment spare parts less allowance for obsolescence	464,833	376,003
Receivables and prepayments	1,563,889	2,134,517
Deposits with an associated company	281,362	188,302
Cash and bank balances	1,099,630	1,284,373
	3,409,714	3,983,195
Current liabilities		
Payables and accruals	2,988,072	2,701,142
Current portion of obligations under finance leases	1,935,672	1,117,583
Current portion of long-term bank loans	361,236	422,788
Short-term bank loans	1,287,642	600,000

	6,572,622	4,841,513
Net current liabilities	(3,162,908)	(858,318)
Total assets less current liabilities	22,413,020	24,185,627
Capital and reserves	7,638,794	7,189,024
Minority interests	257,205	223,881
Obligations under finance leases	7,935,679	10,190,599
Long-term bank loans	4,939,331	4,381,407
Other long-term liabilities	1,642,011	2,200,716
	22,413,020	24,185,627

Condensed Consolidated Cash Flow Statement
For the year ended 31 December 2001

	2001 *RMB'000*	2000 *RMB'000*
Net cash inflow from operating activities	2,401,417	2,129,660
Net cash outflow from investing activities	(2,554,382)	(1,156,301)
Net cash inflow/(outflow) from financing activities	80,470	(845,730)
Net cash (outflow)/inflow	(72,495)	127,629
Cash and cash equivalents at beginning of year	1,422,891	1,315,172
Exchange adjustment	(19,416)	(19,910)
Cash and cash equivalents at end of year	1,330,980	1,422,891

Consolidated Statement of Changes in Equity

For the year ended 31 December 2001

	Note	Share capital *RMB'000*	Reserves *RMB'000*	Retained profits *RMB'000*	Total *RMB'000*
At 1 January 2001		4,866,950	1,223,227	1,098,847	7,189,024
Consolidated profit attributable to shareholders		-	-	541,713	541,713
Unrealised gain on foreign currency forward contracts		-	5,396	-	5,396
Total recognised gains		-	5,396	541,713	547,109
Dividends	6	-	-	(97,339)	(97,339)
Transfer from retained profits to reserves	8	-	3,362	(3,362)	-
At 31 December 2001		4,866,950	1,231,985	1,539,859	7,638,794

Notes:-

1. **Basis of preparation**

The consolidated financial statements comprise the consolidated financial statements of the Company and all its subsidiaries as at 31 December 2001 and of the results for the year then ended. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

The audited consolidated financial statements have been prepared in accordance with IAS. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Appropriate restatements have been made to the Group's statutory accounts to conform with IAS. Differences between PRC Accounting Regulations and IAS on the consolidated profit attributable to shareholders for the year ended 31 December 2001 and on the consolidated net assets at 31 December 2001 are set out in Section C.

In addition, IAS differs in certain material respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IAS and U.S. GAAP on the consolidated profit attributable to shareholders for the year ended 31 December 2001 and on the consolidated net assets at 31 December 2001 are set out in Section D.

2. **Turnover**

	Note	**2001** *RMB'000*	2000 *RMB'000*
Gross turnover		**12,879,786**	11,859,445
Less: Sales tax	(a)	**(298,587)**	(271,661)
Civil aviation infrastructure levies	(b)	**(428,391)**	(367,721)
		12,152,808	11,220,063

(a) The Group is required to pay PRC sales taxes, pursuant to various PRC sales tax rules and regulations. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC sales tax, the Group's traffic revenues, commission income and ground service income are subject to PRC sales tax levied at rates ranging from 3% to 5%.

(b) The civil aviation infrastructure levies are paid to the Civil Aviation Administration of China, at rates of 5% and 2% respectively for domestic and international traffic revenues.

The Group's turnover and operating profit/(loss) by geographical segments are analysed as follows:-

	For the year ended 31 December				
	Domestic	Hong Kong	Japan	Other countries*	Total
	RMB '000	*RMB '000*	*RMB '000*	*RMB '000*	*RMB '000*
2001					
Traffic revenues	**4,987,486**	**2,145,732**	**1,574,971**	**2,970,421**	**11,678,610**
Other operating revenues	**447,636**	**-**	**9,204**	**17,358**	**474,198**
Turnover	**5,435,122**	**2,145,732**	**1,584,175**	**2,987,779**	**12,152,808**
Operating profit/(loss)	**75,355**	**484,817**	**367,602**	**(53,103)**	**874,671**
2000					
Traffic revenues	4,184,310	2,104,908	1,586,071	2,893,199	10,768,488
Other operating revenues	451,575	-	-	-	451,575
Turnover	4,635,885	2,104,908	1,586,071	2,893,199	11,220,063
Operating profit/(loss)	88,237	485,001	277,732	(72,718)	778,252

* - include U.S., Europe and other Asian countries

3. Wages, Salaries and Benefits

	Note	2001	2000
		RMB '000	*RMB '000*
Wages, salaries and allowances		729,996	648,224
Contribution under defined contribution retirement schemes		46,471	25,232
Post-retirement benefits		92,404	124,138
Curtailment of medical benefit previously included In post-retirement benefit obligations	(a)	(95,975)	-

	772,896	797,594

(a) In 1998, the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

In the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12% and 2% of the employees basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions.

In prior years, the Group provides retirees with post-retirement benefits including medical benefits. Following the joining of the municipal medical insurance scheme as set out above, the Group is no longer required to accrue for medical benefits by using the projected unit credit method. As a result, the post-retirement benefit obligation attributable to medical benefits brought forward from 31st December 2000 amounting to RMB95,975,000 has been written back to the profit and loss account for the year ended 31 December 2001.

4. Disposal of aircraft and engines

During the year, the Group disposed of two MD82 engines (2000: four MD82 aircraft and two MD82 engines) resulting in a net gain of RMB1,866,000 (2000: RMB112,076,000) which was included in other income.

5. Taxation

(a) Taxation is (charged)/credited to the consolidated profit and loss account as follows:-

	2001 *RMB'000*	2000 *RMB'000*
Provision for PRC income tax - current year	(4,917)	(22,908)
Deferred taxation		
- current year	(38,668)	(76,729)
- adjustment for change in enacted tax rate (note (i))	306,422	-

	262,837	(99,637)
Share of taxation attributable to an associated company	**(1,383)**	-
	261,454	(99,637)

(i) As approved by the shareholders at the annual general meeting on 29 June 2001, the Company's legal address has been changed from 2550 Hong Qiao Road, Shanghai, China to 66 Airport Street, Pudong International Airport, Shanghai, China.

Pursuant to the Circular Hu Shui Er Cai (2001) No. 104 dated 22 October 2001 issued by the Second Branch Office of the Shanghai Municipal State Tax Bureau, with retrospective effect from 1 July 2001, the company is entitled to enjoy a preferential tax policy of Pudong following its change of legal address and its applicable income tax rate has been reduced from 33% to 15%.

As a result of the reduction of the enacted income tax rate, the deferred tax assets and liabilities of the Company brought forward from 31 December 2000 of RMB895,078,000 and RMB1,453,876,000 respectively have been reduced by RMB486,601,000 and RMB793,023,000 respectively and a net tax credit of RMB306,422,000 was recognised in the profit and loss account for the year ended 31 December 2001.

(ii) The Company has two major subsidiaries, namely China Cargo Airlines Ltd. ("China Cargo") and China Eastern Airlines Jiangsu Co. Ltd. ("CEA Jiangsu"). Pursuant to the Circular (2000) No. 52 jointly issued by the Shanghai Municipal Financial Bureau and Shanghai Municipal State Tax Bureau, China Cargo was subject to a reduced income tax rate of 15% for the year ended 31 December 2000 and 2001 respectively. CEA Jiangsu is subject to the standard PRC income tax rate of 33%.

(b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

6. Dividends

The dividends recognised in the year ended 31 December 2001 represent the final dividend of RMB0.02 per share totalling RMB97,339,000 (2000: Nil) for the year ended 31 December 2000 proposed by the Board of Directors on 9 April 2001 and approved in the Annual General Meeting on 29 June 2001.

On 8 April 2002, the Board of Directors proposed a final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended 31 December 2001. The financial statements prepared under IAS do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2002.

7. Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB541,713,000 (2000: RMB175,529,000) and 4,866,950,000 (2000: 4,866,950,000) shares in issue during the year. The company has no dilutive potential ordinary shares.

8. Profit appropriation

Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to make appropriation from its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to certain statutory reserves. For the year ended 31 December 2001, under the PRC Accounting Regulations, the Company recorded a profit attributable to shareholders which had been applied to make good previous years' losses. Accordingly, no profit appropriation has been made for the year ended 31 December 2001. A subsidiary of the Group recorded a profit attributable to shareholders in accordance with the PRC Accounting Regulations for the year ended 31 December 2001 and the subsidiary's directors have resolved to transfer 10% of the profit attributable to shareholders to statutory common reserve and statutory common welfare fund respectively.

9. Capital Commitments

	2001 *RMB'000*	2000 *RMB'000*
Authorised and contracted for:		
- Aircraft and related equipment	**9,186,803**	10,092,671
- Other	**437,820**	423,857
Authorised but not contracted for:	**9,624,623**	10,516,528

- Other	980,289	1,057,620
	10,604,912	11,574,148

The above commitments mainly include the acquisitions of ten B737 and five A340 aircraft (2000: three A320 and five A340 aircraft) for delivery between 2002 and 2004 (2000: 2001 and 2004).

10. Post Balance Sheet Date Events

(a) Disposal of aircraft to a subsidiary

On 1 January 2002, the Company disposed of two MD-11 freighters to China Cargo at a total consideration of RMB1,007,608,000 representing the net book values of the MD-11 freighters as at 31 December 2001.

(b) New investment

On 19 March 2002, the Company announced to establish China Eastern Airlines Wuhan Limited ("CEAWL") with Wuhan Airlines Company in which the Company will have 40% interest. The registered capital of CEAWL is expected to be approximately RMB700,000,000.

(c) Banking Facilities

Subsequent to the balance sheet date, the Company has obtained general credit facilities of RMB29.6 billion and US$200 million (equivalent to RMB1.7 billion) in the form of loans from PRC banks, mainly for financing future aircraft acquisitions, investments in domestic aviation businesses and for working capital purposes. The United States dollar ("US$") facility is currently subject to the approval of Foreign Currency Bureau Administration.

11. Convenience translation

The consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into US$, solely for the convenience of the users of the financial statements, have been made at the rate of US$1.00 to RMB8.2766, being the average of the buying and selling rate as quoted by People's Bank of China at the close of business on 31 December 2001. No representation is made that RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 31 December 2001 or any other date.

B. Prepared in accordance with PRC Accounting Regulations

1. Consolidated Balance Sheet

As at 31 December

	2001 *RMB'000*	2000 *RMB'000*
Assets		
Total current assets	6,432,938	7,315,085
Long-term investments	710,328	634,703
Total net fixed assets	18,712,608	17,923,480
Total intangible assets and other assets	1,499,352	1,103,030
Total assets	27,355,226	26,976,298
Liabilities & shareholders' equity		
Total current liabilities	8,339,525	6,167,744
Total long-term liabilities	12,437,501	13,867,447
Deferred tax credits	732	2,002
Total liabilities	20,777,758	20,037,193
Minority interests	336,095	342,557
Total shareholders' equity	6,241,373	6,596,548
Total liabilities & shareholders' equity	27,355,226	26,976,298

2. Profit and Loss Accounts

For the year ended 31 December

		2001 *RMB'000*	2000 *RMB'000*
I.	Revenue from Main Operations:	12,839,339	11,821,758
	Less: Revenue for Civil Air Infrastructure Construction Fund	(427,784)	(368,184)
	Revenue from Main Operations, net	12,411,555	11,453,574
	Less: Main Operating Cost	(9,895,680)	(9,119,345)
	Business Taxes and additional	(296,837)	(271,339)
II.	Profit from Main Operation	2,219,038	2,062,890
	Add: Other Operating Revenue	541,080	357,018
	Less: Operating Expenses	(1,297,766)	(1,349,875)
	General & Administrative Expenses	(642,713)	(533,843)
	Financial Expenses	(699,722)	(748,378)

III.	Profit/(Deficit) from Operations	119,917	(212,188)
	Add: Investment Income	57,297	53,839
	Subsidy Income	750	1,070
	Non-operating Income	33,312	281,259
	Less: Non-operating Expenses	(48,260)	(20,748)
IV.	Total Profit	163,016	103,232
	Less: Income Tax	(4,917)	(20,775)
	Gains or losses of Minority Shareholders	(25,180)	(62,375)
V.	Net Profit	132,919	20,082
	Add: Undistributed Profit at the Beginning of the Year	42,459	141,800
	Less:Turnover Fund for Housing	(864)	-
VI.	Distributable Profit	174,515	161,882
	Less: Provision for Statutory Surplus Reserve	(1,681)	(11,042
	Provision for Statutory Public Welfare Fund	(1,681)	(11,042)
VII.	Profit Attributable to Shareholders	171,154	139,798
	Less: Dividends for Common Shares	(97,339)	(97,339)
VIII.	Undistributed Profit	73,815	42,459

3. Cash Flows Statement

For the year ended 31 December

		2001 *RMB'000*
I.	**Cash Flows from Operating Activities**	
	Cash received from sales of goods or rendering of services	14,424,522
	Refunds of taxes	1,844
	Other cash received relating to operating activities	69,444
	Sub-total of cash inflows	14,495,810
	Cash paid for goods and services	9,439,787
	Cash paid to and on behalf of employees	790,653
	Payments of all types of taxes	727,278
	Cash paid relating to other operating activities	343,180
	Sub-total of cash outflows	11,300,898
	Net cash flows from operating activities	3,194,912
II.	**Cash Flows from investing activities**	
	Cash received from return of investment	400,997
	Cash received from distribution of dividends or profits	8,700
	Net cash received from the sale of fixed assets, intangible assets and other long-term assets	76,431

	Cash received relating to other investing activities	-
	Sub-total of cash inflows	486,128
	Cash paid to acquire fixed assets and other long-term assets	2,495,037
	Cash paid to acquire investments	106,514
	Cash paid relating to other investing activities	(24,007)
	Sub-total of cash outflows	2,577,544
	Net cash flows from investing activities	(2,091,416)
III.	**Cash Flows from Financing Activities**	
	Cash received from investments by others	-
	Cash received from borrowings	3,484,326
	Cash received relating to other financing activities	54,820
	Sub-total of cash inflows	3,539,146
	Cash repayments of amounts borrowed	1,629,150
	Cash paid for distribution of dividends or profits and for interest expenses	947,336
	Cash paid relating to other financing activities	1,802,876
	Sub-total of cash outflows	4,379,362
	Net cash flows from financing activities	(840,216)
IV.	**Effect of Foreign Exchange Rate Changes on Cash**	(144,537)
V.	**Net Increase in Cash and Cash Equivalents**	118,743

Note:

1. Accounting Policies Applied

The company and its subsidiaries follow the <Accounting Standards for Business Enterprises> and <Accounting Regulations for Business Enterprises> and its supplementary regulations.

2. Accounting Period

The Company adopts the Gregorian calendar year as its accounting period, i.e., from 1 January to 31 December each year.

3. Base Currency

The Company adopts Renminbi ("RMB") as its base currency.

4. Principle and Basis of Accounting

The Company adopts the accrual basis as basis of accounting. All items are recorded at historical cost except otherwise provided.

5. Translation of Foreign Currencies

Transactions in foreign currencies are translated into RMB at the middle exchange rate prevailing at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each month. Exchange differences concerning acquisition of fixed assets are capitalized. Exchange differences during organization period are included in <long-term expenses to be amortized>, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the <Financial expenses- exchange gains and losses> of the current period.

6. Definition of Cash Equivalents

Cash equivalents are short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

7. Basis of Consolidated Statements

(1) Determination of consolidation scope

Wherever the equity investment made by the Company to the outside company is over 50% (excluding 50%) of the investee company's capital, or less than 50% but the Company has substantial control over the investee company, the investee company should be included in the consolidation. However, for those investee entities whose total assets, operating revenue and net profit are insignificant and are in compliance with regulations of CKZ (96) No.2 <Answer to the Question about Consolidation Scope>, they are not included in consolidation.

(2) Consolidation method

The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the investee entities, the claims and liabilities, as well as the internal sales between or among them are to be offset when preparing the consolidated statements.

(3) The accounting policies adopted by the Company and its subsidiaries are in consistency.

8. Current Investment

(1) The initial cost of a current investment is the total price paid on acquisition, including incidental expenses such as taxes and handling charges, after deduction of cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds which has been accrued. Cash dividends or interests on current investments, other than those recorded as receivable items, should be offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds should be recognized as an investment gain or loss of the current period.

(2) Provision for impairment of current investment

The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis.

9. Provision for Bad Debts

(1) Determination of bad debts

(a) When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after the liquidation of the debtor's bankrupt estate or legacy.

(b) The accounts receivable with an aging of over 3 years that are proved to be definitely uncollectible because of the debtor's default in making repayment.

(2) Accounting treatment of bad debts

When the receivable items meet the criteria set forth in paragraph (1), they can be written off after proper approval procedures.

(3) Determination, provisioning method and percentage of provision for bad debts

The loss of bad debts is accounted for with deduction method. If there is enough evidence proving the uncollectibility of some accounts receivable, then they are analyzed on an individual item basis to determine the provisioning percentage. The aging method is not applied on these accounts receivable. The provision for bad debts for remaining balance of accounts receivable after deducting the aforesaid accounts receivable is calculated with aging method.

The aging and the corresponding provisioning percentage are listed as follows:

Aging	Provisioning Percentage
Within 1 Year	3‰
1-2 years	5%
2-3 years	10%
3-4 years	15%
4-5 years	20%
Above 5 Years	40%

10. Inventory

(1) Classification of inventory

The Company's inventory mainly comprises aircraft consumables, high-price rotables, common appliances, supplies on aircraft and low-price consumables.

(2) Valuation of inventory

The inventory is recorded at planned price and adjusted to its actual cost through the account of <Material Cost Variance> at the end of each month. The amortization of high-price rotables is made evenly over 5 years starting from the next month after acquisition. For the high-price rotables that can still be used after repair, they will be recorded at 40% of the market price.

(3) Allowance for obsolescence of inventory

At the middle or end of the year, the Company provides allowance against aircraft consumables on the basis of the average useful life of corresponding airplanes and the average discount rate in previous disposals.

11. Long-term Investment

(1) Valuation and income recognition of long-term equity investment

Long-term equity investment consists of stock investment and other equity investment. It is recorded at the initial acquisition cost actually paid. The equity method is applied wherever the Company holds 20% or more voting capital of the investee entities, or holds less than 20% of the voting capital but has significant influence over the investee entities. The cost method is applied wherever the Company's investment is less than 20% of the voting capital of the investee entities, or although the investment is 20% or more the Company does not have significant influence thereon.

(2) Long-term debt investment

Long-term debt investment refers to bond investment and lease. It is recorded at the total price paid on acquisition, after deducting incidental expenses such as taxes, handling charges and unpaid interest on bonds which has been accrued. Investment gains are recognized on the accrual basis.

(3) Equity investment difference

The difference between the investment cost as explained in paragraph (1) and the investor's share of owner's equity of the investee enterprise is recorded in < Equity Investment Difference > and usually amortized over a period of 10 years.

(4) Provision for impairment of long-term investment

If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, and the devaluation is unlikely to be recovered in the foreseeable future, the excess of the carrying amount of the investment over the recoverable amount should first offset against the provision of capital surplus of that investment. The remaining difference shall be recorded as investment losses in the current period. When the value of a long-term investment for which a loss has been previously recognized recovers, the recovery should be recognized to the extent of the amount of the investment loss previously recognized.

12. Fixed Assets and Depreciation

(1) Determination of fixed assets:

Fixed assets refer to: Buildings, machines, vehicles, and other equipment or tools that are related to operation or production whose useful lives are more than 1 year; Articles that are not related to operation and production but the unit values are more than RMB2,000 and useful lives are more than 2 years.

(2) Valuation of fixed assets:

Fixed assets are accounted for at actual acquisition price, including incidental expenses such as package expenses, transport costs, installation cost and relevant taxes; Fixed assets that are self-constructed are recorded at all the cost incurred before completion and readiness for use; Fixed assets that are invested by investors are recorded at the value recognized by all the investors.

(3) Depreciation of fixed assets:

Depreciation on the fixed assets is provided on a straight-line basis after deducting the estimated residual value according to the following useful lives:

Categories	Useful lives	Residual value rate
Aircrafts and engines attached	20 years	5%
Standby engines	20 years	0%
Buildings	15~5 years	3%
Vehicles and electronic devices	5~6 years	3%
Other Equipment	5~20 years	3%

(4) Provision for impairment of fixed assets:

If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fixed assets at the end of the period at the excess of the carrying amount over recoverable amount on an individual item basis.

13. Construction-in-progress

(1) Construction-in-progress is accounted for at actual acquisition cost. The interest of loan incurred during the course of construction for the financing of the project should be included in the cost of construction-in-progress. The interest of loan incurred after the project having been put into operation shall be accounted for as current profit or loss. Upon completion and readiness for operation, the cost of construction-in-progress is to be transferred to the account of fixed assets.

(2) Provision for impairment of construction-in-progress: The company shall give a complete review of the constructions-in-progress at the end of the period. If the construction has been interrupted for a long period and is not expected to be resumed within 3 years; or if the project is outdated whether in performance or in technology and the economic benefits brought to the Company is of great uncertainty; or if there is enough evidence indicating that the impairment of construction-in-progress has occurred, the Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount of the construction-in-progress over its recoverable on an individual item basis.

14. Intangible Assets

(1) Valuation and amortization:

Intangible assets are accounted for at actual acquisition cost. The recording amount of an intangible asset contributed by an investor should be determined based on the value agreed by all investors. The cost of an intangible asset is amortized evenly over the shorter of the beneficial period stipulated in the contract and the effective period stipulated by law starting from the month in which it is obtained. Lacking such stipulations, intangible assets should be amortized evenly over the expected beneficial period.

(2) Provision for impairment of intangible assets: The company shall review each intangible asset at the end of the period and evaluate its ability to generate economic benefits. The Company shall recognize the excess of carrying amount over the recoverable amount as provision for impairment on an individual item basis.

15. Amortization of Long-term Expenses to be Amortized

(1) Organization expenses are included in <Long-term Expenses to be Amortized> first and then accounted for as current profits or losses of the month during which formal

operation is started.

(2) Long-term expenses to be amortized are accounted for at the actual costs and amortized over the estimated beneficial period.

16. Overhaul Expenses of Aircraft and Engines

Pursuant to the related regulations of the Finance Dept. of Civil Aviation Administration of China ("CAAC"), the Company should accrue overhaul expenses for aircraft and engine at 2%~4% of the original cost in consideration of the overhaul cycle and expected overhaul expenses of various types of aircraft.

17. Borrowing Costs

Interest expenses incurred for the purpose of acquiring a fixed asset should be included in the cost of the relevant fixed asset before the asset has reached its expected usable condition. The interest expenses incurred after the fixed asset has reached its usable condition are accounted for as finance expenses. Interests incurred during operation are directly accounted for as financial expenses.

18. Income Recognition

(1) The value of sold but unused tickets is included in the current liabilities, which is accounted for in <Domestic Sales in Advance of Carriage> and <International Sales in Advance of Carriage>. The value of tickets sold by other carriers but executed by the Company or tickets sold by the Company but executed by other carriers are cleared through Accounting Center of China Aviation ("ACCA"). The Company's income from provision of transportation service of passengers, cargo and mails is recognized upon delivery of the service with the uplifted coupons as evidence. The commission income earned from other carriers is respect of sales made by the Company is recognized upon billing by other carriers.

(2) Ground service income is recognized when rendering services.

(3) Revenue arising from the use by others of the Company's assets such as interest revenue and royalty is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company and the amount of the revenue can be measured reliably. The interest revenue is measured based on the length of time for which the Company's cash is used by others and the applicable

interest rate and royalty is measured according to the period and method of charging as stipulated in the relevant contract or agreement.

19. Income Tax

The income tax is accounted for with tax payable method.

20. Changes in Major Accounting Policies and Accounting Estimates, and Corrections of Significant Accounting Errors:

(1) Contents and basis of changes in accounting policies: According to the requirements of CK[2001] No.25 <Notice about the Distribution of "Accounting Regulations for Business Enterprises"> issued by the Ministry of Finance, the Company started to follow <Accounting Regulations for Business Enterprises> on Jan. 1, 2001 and accounting policies are changed as follows:

(a) No provision for impairment of fixed assets was made formerly. Now the Company makes provision for impairment of fixed assets at the end of the period at the excess of carrying amount over the recoverable amount on an individual item basis.

(b) No provision for impairment of construction-in-progress was made formerly. Now the Company makes provision for construction-in-progress at the end of the period at the excess of carrying amount over the recoverable amount on an individual item basis.

(c) No provision for impairment of intangible assets was made formerly. Now the Company makes provision for intangible assets at the end of the period at the excess of carrying amount over the recoverable amount on an individual item basis.

(d) No provision for impairment of entrusted loans was made formerly. Now the Company makes provision for impairment of entrusted loans at the end of the period at the excess of carrying amount over the recoverable amount on an individual item basis.

(e) Organization expenses were originally evenly amortized over 5 years from the month of formal operation. Now organization expenses are accounted for as current expenses of the month during which formal operation starts.

(2) Amount of influence due to changes in accounting policies:

Items	Influence before 2000	Influence in 2000	Influence in 2001	Cumulative influence
Provision for Impairment of fixed assets			3,570,000.00	3,570,000.00
Provision for impairment of construction-in-progress	10,000,000.00			10,000,000.00
Organizing expenses			4,059,073.09	4,059,073.09

(3) Contents and basis of changes in accounting estimates: The Board of Directors made a resolution on Jan 16, 2002 deciding that from July 1, 2001 the estimated useful lives of aircraft and engines were to be adjusted from 10-15 years to 20 years and the residual value rate was to be adjusted from 3% to 5%, due to the fact that the actual use and maintenance of the aircraft and engines was able to guarantee the continual and safe flight and in consideration of the actual situation of the same types of aircraft and engines that have been put into use abroad,. The estimated useful lives of standby engines are the same with those of aircraft.

(4) Amount of effect due to change in accounting estimates: The profit of 2002 is increased by RMB415,700,000 due to changes in accounting estimates mentioned above.

21. Undistributed Profit

Undistributed profit at the beginning of the year	52,459,098.41
Less: Provision for diminution in value of construction in progress adjusted retrospectively	10,000,000.00
Less: Transfer of turnover fund for housing of a subsidiary from undistributed profit for the excessive portion over the share premium	863,665.92
Adjusted undistributed profit at the beginning of the year	41,595,432.49

C. Significant Differences between IAS and PRC Accounting Regulations

Differences between IAS and PRC Accounting Regulations which have significant effects on the consolidated profit attributable to shareholders and consolidated net assets of the Group are summarised as follows:-

	Note	2001 *RMB'000*	2000 *RMB'000*
Consolidated profit attributable to shareholders			
As stated in accordance with PRC audited statutory accounts		132,919	20,082
Impact of IAS and other adjustments:			
Difference in depreciation charges of flight equipment due to different useful lives	(a)	150,794	62,274
Difference in depreciation charges of aircraft due to different useful lives	(b)	185,047	547,305
Gain on disposal of aircraft and engines	(c)	(13,296)	(128,755)
Provision for overhaul expenses	(d)	(145,107)	(76,107)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	(e)	9,181	9,848
Accrual of net interest income on subleases	(f)	(472)	232
Provision for post-retirement benefits	(g)	(78,953)	(110,059)
Curtailment of medical benefit previously included in post-retirement benefit obligations	(g)	95,975	-
Loss on sale of staff quarters	(i)	(4,033)	(69,400)
Provision for staff quarter allowance	(j)	-	(80,179)
Interest accrued on instalments payable for acquisition of a passenger carriage business	(k)	(6,693)	-
Amortisation of goodwill	(l)	(5,655)	(5,655)
Amortisation of negative goodwill	(m)	2,014	-
Other		(46,379)	85,741
Tax adjustments	(p)	266,371	(79,798)
As stated in accordance with IAS		541,713	175,529

	Note	2001 *RMB'000*	2000 *RMB'000*
Consolidated net assets			
As stated in accordance with PRC audited statutory accounts		6,241,373	6,596,548
Impact of IAS and other adjustments:			
Difference in depreciation charges of flight equipment due to different useful lives	(a)	579,884	429,090
Difference in depreciation charges of aircraft due to different useful lives	(b)	2,642,441	2,457,394
Gain on disposal of aircraft and engines	(c)	(549,491)	(536,195)
Provision for overhaul expenses	(d)	(672,533)	(527,426)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	(e)	(61,823)	(71,004)

Accrual of net interest income on subleases	(f)	-	472
Provision for post-retirement benefits	(g)	(521,063)	(538,085)
Disposition charge of Fokker flight equipment	(h)	(38,750)	(38,750)
Loss on sale of staff quarters	(i)	34,141	(352,400)
Provision for staff quarter allowance	(j)	(80,179)	(80,179)
Time value on instalments payable for acquisition of a passenger carriage business	(k)	48,552	-
Goodwill	(l)	96,140	101,795
Negative goodwill	(m)	(53,231)	-
Unrealised gain on foreign currency forwards under hedging accounting	(n)	5,396	-
Timing difference in recognition of dividends	(o)	97,339	97,339
Other		99,696	145,894
Tax adjustments	(p)	(229,098)	(495,469)
As stated in accordance with IAS		7,638,794	7,189,024

Notes:-

Pursuant to the PRC audited statutory accounts for the year ended 31 December 2001, a prior year adjustment amounting to RMB10,000,000 was put through to the Group's retained earnings brought forward from 2000 which resulted in a decrease in the consolidated net asset value from RMB6,606,548,000 to RMB6,596,548,000 as at 31 December 2000. This prior year adjustment has been incorporated into the comparative figures of 2000 as set out in the table above.

(a) Under IAS, other flight equipment are accounted for as fixed assets and depreciation charges are calculated over the expected useful lives of 20 years to residual value of 5% of costs/revalued amounts. Under PRC Accounting Regulations, such flight equipment is classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IAS, depreciation of aircraft is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. This change in accounting estimates under PRC Accounting Regulations has been accounted for prospectively.

(c) This represents the difference on gain on disposal arising from different useful lives adopted on depreciation under IAS and PRC Accounting Regulations (see note (b) above).

(d) Under IAS, the costs of major aircraft overhauls of aircraft under operating leases are estimated and charged to operating profit over the period between overhauls using the ratio of actual flying hours and estimated flying hours between overhauls, while the costs of major overhauls of owned aircraft and aircraft held under finance leases are charged to the operating profit as incurred. Routine repairs and maintenance costs are charged to the operating profits as incurred. Under PRC Accounting Regulations, the overhauls and routine maintenance costs are provided at specific rates applicable to the related models of aircraft.

(e) Under IAS, flight equipment spare parts are carried at weighted average cost and are expensed when consumed in operations. Under PRC Accounting Regulations, such flight equipment spare parts are carried at cost/revalued amount and are expensed when consumed in operations.

(f) Under IAS, interest income and expense, lease obligations and the related rental receivables in respect of sublease arrangements for aircraft are accounted for and reflected in the financial statements. Under PRC Accounting Regulations, such aircraft sublease arrangements are not reflected in the Group's PRC statutory accounts.

(g) The post-retirement benefits for employees are required to be recognised over the employees' service period under IAS whereas such benefits are recognised on a pay-as-you-go basis under the PRC Accounting Regulations.

Following the joining of the municipal medical insurance scheme, other than annual contribution, the Group is no longer required to pay for the medical benefits of the employees. As a result, the post-retirement benefit obligation attributable to medical benefits brought forward from 31 December 2000 has been written back under IAS during the year.

(h) This represents the fleet disposition charge of impairment of fixed assets in respect of Fokker flight equipment after accounting for the effect of minority interests. Under IAS, provision for impairment of long-lived fixed assets is made where a decision has been made by management to dispose of such assets. Under PRC Accounting Regulations, loss on disposal is only recognised upon disposal of the assets.

(i) This represents the difference in the recognition of loss on sale of the Group's staff quarters to eligible staff. Under IAS, provision for anticipated loss is made for any construction cost in excess of the expected selling price during construction, and any over/under-provision is recognised at the time of sale. Under PRC Accounting Regulations, the loss on disposal of staff quarter is recognised directly in the reserves.

(j) Under IAS, the housing allowance provision made is charged to other operating expenses following the adoption of the state policy stipulated in a circular issued by the State Council of the PRC with reference to the detailed procedures promulgated by certain provincial governments in 2000. Under PRC Accounting Regulations, such housing allowance will be recognised at the time of payment.

(k) Under IAS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised as interest expenses in the profit and loss account over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(l) Any excess of the cost of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill. Under IAS, the obligation of post-retirement benefits for employees inherited by the Group through the acquisition of a passenger carriage business has been recognised and accounted for in the fair value of the identifiable net assets acquired. As a result, goodwill has been recognised which is amortised over 20 years. Under PRC Accounting Regulations, the post-retirement benefits are recognised on a pay-as-you-go basis and the corresponding obligation is not accounted for in the fair value of the net assets acquired. Accordingly, no goodwill or amortisation is recognised.

(m) Under IAS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

(n) Under IAS, the Group's foreign currency forward contracts qualify for hedging accounting and the unrealised gain on these foreign currency forward contracts is recognised as the Group's hedging reserve in the shareholders' equity. Under PRC Accounting Regulations, the gain on the foreign currency forward contracts is recognised in the profit and loss account upon their maturity.

(o) Under IAS, dividends proposed or declared after the balance sheet date is not recognised in the current year's financial statements. Accordingly, no liability regarding the dividend payable is reflected in the balance sheet. Under PRC Accounting Regulations, proposed or declared dividends after the balance sheet date are reflected in the current year's financial statements.

(p) Under IAS, tax adjustments are made in respect of the deferred tax effects for the items above and a valuation allowance has been respectively provided against deferred tax assets not expected to be realised in the foreseeable future.

(q) In addition to the above, there are other classification differences in balance sheet items due to different requirements under IAS and PRC Accounting Regulations.

D. Significant Differences between IAS and U.S. GAAP

Differences between IAS and U.S. GAAP which have significant effects on the consolidated profits attributable to shareholders and consolidated net assets of the Group are summarised as follows:-

	Note	2001 *RMB'000*	2000 *RMB'000*
Consolidated profit attributable to shareholders			
As stated under IAS		541,713	175,529
U.S. GAAP adjustments:			
Reversal of additional depreciation charges arising from revaluation surplus of fixed assets	(a)	85,720	122,059
Reversal of amortisation charge on land use rights	(b)	8,420	8,420
Reversal of amortisation charge on goodwill	(c)	5,655	5,655
Change in accounting policy for aircraft overhaul expenses Gain on disposal of aircraft and related assets		-	652,981
	(d)	5,791	40,144
Sales and leaseback of aircraft	(e)	26,234	(37,645)
Post-retirement benefits	(f)	32,122	42,466
Curtailment of medical benefits previously included in post-retirement benefit obligations	(f)	(75,306)	-
Deferred tax effect on U.S. GAAP adjustments	(g)	(155,877)	(275,246)
As stated under U.S. GAAP		474,472	734,363
Basic and fully diluted earnings per share under U.S. GAAP		RMB0.097	RMB0.151

Basic and fully diluted earnings per American

Depository Share ("ADS") under U.S. GAAP		RMB9.75	RMB15.09
	Note	**2001** *RMB'000*	2000 *RMB'000*
Consolidated net assets			
As stated under IAS		**7,638,794**	7,189,024
U.S. GAAP adjustments:			
Reversal of revaluation surplus of fixed assets	(a)	**(977,240)**	(977,240)
Reversal of land use right at valuation	(b)	**(420,999)**	(420,999)
Goodwill written off to equity	(c)	**(113,105)**	(113,105)
Reversal of difference in depreciation charges and accumulated depreciation and gain/loss on disposal arising from the revaluation surplus of fixed assets	(a), (d)	**643,099**	551,588
Reversal of amortisation charge on land use rights	(b)	**46,310**	37,890
Reversal of amortisation of goodwill	(c)	**16,965**	11,310
Sales and leaseback of aircraft	(e)	**(40,733)**	(66,967)
Post-retirement benefits	(f)	**142,217**	185,401
Deferred tax effect on U.S. GAAP adjustments	(g)	**105,524**	261,401
As stated under U.S. GAAP		**7,040,832**	6,658,303

Note:-

(a) Under U.S. GAAP, the revaluation surplus and the related additional depreciation are reversed since fixed assets are required to be stated at cost.

(b) Under US GAAP, such land use rights would be reported at their historical cost as this transaction was between entities under common control which in this case would be nil.

(c) Under IAS, goodwill arising from the excess of purchase consideration over the fair value of the identifiable assets and liabilities acquired is amortised over its economic useful life which, in the Group's case, is 20 years. Under U.S. GAAP, should the identifiable assets and liabilities be acquired from the parent company, the acquisition is considered to be a transaction between entities under common control and is required to be accounted for in a manner similar to a pooling of interest. Under this method the assets acquired are recorded at cost to the vendor and the goodwill is directly set off against owners' equity of the acquirer.

(d) This represents the gain/loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Accordingly, the accumulated depreciation and the gain/loss on disposal of aircraft is different between IAS and U.S. GAAP, which is attributable to the surplus/deficit upon valuation associated with the assets disposed of.

(e) Under IAS, gain on sale and lease back transactions where the subsequent lease is an operating lease are recognised as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the period for which the assets are expected to be used. Under U.S. GAAP, such gains are deferred and amortised over the term of the lease.

(f) Under U.S. GAAP, the Group is required to amortise the past service cost of post-retirement benefits arising from initial recognition of the obligations over the average remaining service period of the active plan participants which approximates 20 years whereas under IAS, the transitional obligation arising from recognition of the obligations upon initial adoption of IAS 19 "Employee benefits" is amortised over a period of 5 years.

The difference in the recognised portion of the past service cost under U.S. GAAP and that of the transitional obligation under IAS gives rise to a difference in the reversal amount upon the curtailment of medical benefits previously included as part of post-retirement benefit obligations.

(g) These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b), (c), (d), (e) and (f) above.

SELECTED AIRLINE OPERATING DATA

Major Items	**After adjustments***		**Before adjustments**	
	As at 31st December, 2001	As at 31st December, 2000	**As at 31st December, 2001**	As at 31st December, 2000
Capacity				
ATK (available tonne-kilometres) (millions)	**4,188.20**	3,646.30	**4,186.30**	3,644.50
ASK (available seat-kilometres) (millions)	**25,813.50**	22,596.20	**25,813.50**	22,596.20
ACTK (available cargo tonne-kilometres) (millions)	**1,865.00**	1,612.60	**1,865.00**	1,612.60
Traffic				
Total tonne-kilometres (millions)	**2,373.20**	2,165.30	**2,332.00**	2,136.60
Passenger tonne-kilometres (millions)	**1,423.40**	1,261.00	**1,382.20**	1,232.30
Cargo tonne-kilometres	**949.80**	904.30	**949.80**	904.30

(millions)				
Passenger-kilometres (millions)	**15,911.40**	14,101.60	**15,911.40**	14,101.60
Kilometres flown (millions)	**147.20**	121.20	**147.20**	121.20
Hours flown (thousands)	**220.40**	180.80	**220.40**	180.80
Number of passengers carried (thousands)	**10,371.40**	9,113.30	**10,263.50**	8,970.70
Weight of cargo carried (kg) (millions)	**302.00**	286.40	**283.00**	266.50
Load factor				
Overall load factor (%)	**56.66**	59.40	**55.71**	58.60
Passenger load factor (%)	**61.60**	62.40	**61.60**	62.40
Break-even load factor (based on ATK) (%)	**54.70**	57.70	**53.80**	56.80
Yield and costs				
Passenger yield (passenger revenues/passenger kilometres)	**0.60**	0.61	**0.60**	0.61
Cargo yield (cargo revenues/cargo tonne-kilometres)	**2.20**	2.35	**2.20**	2.35
Average yield (passenger and cargo revenues/tonne-kilometres)	**4.92**	4.97	**5.01**	5.04
Unit cost (operating expenses/ASK)	**0.44**	0.46	**0.44**	0.46
Unit cost (operating expenses/ATK)	**2.69**	2.87	**2.69**	2.87

* In accordance with Order No. 88 of the Civil Aviation Administration of China ("CAAC"), titled Measures for the Administration of China's Civil Aviation Statistics, new statistical standards have been implemented with effect from 1st January, 2001. The Group has adjusted the operating data for the corresponding period in 2000 according to the new standards. The main differences between the two sets of standards are set forth below:

1. The standard passenger weight has been changed from 75 kg per person to 90 kg per person (luggage weight included). Luggage weight will not be separately calculated;

2. Number of scheduled flights has been changed to number of takeoffs;

3. Any passenger carried on flights which fly international routes will be counted as one domestic passenger and one international passenger; however, any passenger carried on an irregular flight will only be counted once; any cargo carried on flights which fly international routes will be counted as one domestic and one international cargo; however, cargo carried on an irregular flight will only be counted once.

* Apart from the data set out in the above table, the operating data and the profit analysis and comparison for the years 2000 and 2001 below is calculated and disclosed in accordance with the new statistical standards.

REVIEW OF OPERATIONS

In 2001, the Group operated 200 routes, of which 155 were domestic routes (including 13 routes to Hong Kong) and 45 international routes (including 7 international cargo routes). The Group operated about 2,400 scheduled flights per week serving a total of 76 domestic and foreign cities. During 2001, the Group purchased three A320 Airbus aircraft, acquired four A319 Airbus aircraft under operating leases and, through its acquisition of Air Great Wall, acquired three Boeing 737 aircraft. As at 31st December, 2001, the Group had a fleet of 72 aircraft, including 67 passenger jet aircraft with a capacity of over 100 seats and three jet freighters.

In 2001, global economic development slowed down, and the European, U.S. and Japanese economies continued to decline. The sudden terrorist attacks of 11th September plunged the world economy into difficulty, with the air transport industry being one of the most severely impacted industry. Due to these external factors, China's economy experienced declining growth toward the end of 2001. However, under the Chinese Government's positive macroeconomic policies, a range of measures to stimulate domestic demand have been implemented and the gross national product has achieved the targeted 7.4% growth rate.

Faced with the increasingly intense competition in the domestic air transport market and the sliding international market, the Group has formulated a number of business policies, such as centralizing its transport capabilities, capitalizing on its strengths and building a good brand name. The Group has also implemented a series of corresponding measures during the year 2001, including, among others, division of flights between Pudong and Hongqiao Airport in accordance with market demand and establishment of a Shanghai business office to strengthen its market activities and to increase its share of the Shanghai market. The Group has adjusted and re-allocated its transport capacity and has, by launching the "China Eastern Express" service, optimised its route network and increased its route earning rate. It made timely adjustments to its flight schedules by adjusting and bolstering its flights to Europe and the U.S. and adding destinations in South Korea, thus increasing the competitive advantage of its international routes. The Group has also expanded its cooperation with American Airlines and has remodelled the entertainment system on its A340 Airbus aircraft. It improved its sales network and strengthened sales administration. At the end of April 2001, the Group joined the "Asia Miles" frequent flyer programme to attract a stable supply of passengers. The Company completed its acquisition of Air Great Wall in June 2001 and established the Company's Ningbo branch based on the assets acquired from Air Great Wall. In addition, the Company invested in Qingdao's Liuting Airport to facilitate the development of the principal business of the Group. The Group has also strengthened its e-commerce research and development and launched the "Great Wall-China Eastern Airline Co-Branded Card" in cooperation with the Shanghai branch of the Bank of China, as part of its constant effort to improve its on-line booking and payment system. During the Asia-Pacific Economic Cooperation (APEC) meeting in October 2001, the Company flew altogether 98 flights on private, chartered and official planes and successfully completed its task with praises from all sides.

In 2001, traffic volume of the Group totalled 2,373 million tonne-kilometres, an increase of 9.60% over the same period in 2000, while revenues from the Group's principal business amounted to RMB11,679 million, an increase of RMB910 million or 8.45% over the same period in 2000. The average aircraft daily utilization was 9.1 hours, an increase of 0.4 hours over the same period in 2000.

Passenger revenues amounted to RMB9,587 million, an increase of 10.91% over the same period in 2000, accounting for
78.89% of the Company's total revenues for the year 2001. The volume of passenger traffic was 15,911 million passenger-kilometres, an increase of 12.80% over the same period in 2000.

Domestic passenger traffic volume reached 7,512 million passenger-kilometres, an increase of 18.71% over the same period in 2000, while revenues were RMB4,701 million, an increase of 19.15% over the same period in 2000, accounting for 49.04% of passenger revenues. Domestic passenger capacity increased by 27.40% over the same period in 2000.

Passenger traffic volume on Hong Kong routes amounted to 2,028 million passenger-kilometres, an increase of 6.96% over the same period in 2000, while revenues were RMB1,921 million, an increase of 2.59% over the same period in 2000, accounting for 20.04% of passenger revenues. Passenger traffic capacity on Hong Kong routes increased by 15.85% over the same period in 2000.

International passenger traffic volume reached 6,371 million passenger-kilometres, an increase of 8.31% over the same period in 2000, while revenues were RMB2,965 million, an increase of 4.90% over the same period in 2000, accounting for 30.92% of passenger revenues. Passenger capacity decreased by 0.61% from the same period in 2000.

Cargo traffic volume was 950 million tonne-kilometres, an increase of 5.09% over the same period in 2000, while cargo transport revenues were RMB2,092 million, a reduction of 1.53% from the same period in 2000, accounting for 17.21% of the Group's total revenues.

The increase in revenues generated from the Group's principal business in 2001 was mainly generated from the passenger air transport business operated by the Group. In view of the deliveries of new aircraft and the acquisition of three Boeing 737 aircraft through the Company's acquisition of Air Great Wall, more transport capacity has been allocated by the Group to high-earning routes. Coupled with the continuing development of China's economy and the increase in the volume of business in trade and commerce, the traffic volume achieved by the Group in 2001 increased by a relatively larger margin compared to that in 2000.

In 2001, the Group's total operating costs amounted to RMB11,278 million, representing an increase of 8.01% over the same period in 2000. Such increase was primarily due to the increase in the number of flights, resulting in corresponding increases in such operating costs as consumption of aviation materials, landing and takeoff expenses and consumption of aviation fuel.

In addition, the Company has a significant percentage of Japanese Yen denominated liabilities. Due to the depreciation of the Japanese Yen in 2001, the Group's books showed a foreign currency exchange gain of RMB126 million for 2001.

The Group recognised a write back of post-retirement benefit obligations as a result of the curtailment of medical benefits amounting to approximately RMB96 million during the year which was recognised as a reduction to the Group's wages, salaries and benefits for 2001, see details in note 3(a) to the financial statements of the Group prepared in accordance with IAS.

Due to the reduction of the Group's enacted tax rate, a tax credit of RMB306 million representing the reversal of the Group's net deferred tax liabilities as at 31st December, 2000 was recognised in the profit and loss account for the year ended 31st December, 2001, see details in note 5(a)(i) to the financial statements of the Group prepared in accordance with IAS.

In 2001, the Company flew more than 200,000 hours and carried more than 10 million passengers. It remained profitable despite the general slump in the global civil air transport industries.

As a result of the above, the Group's profit attributable to shareholders for the year ended 31st December, 2001 amounted to RMB541 million, an increase of 208.06% over the same period in 2000.

As at 31st December, 2001, the Group had approximately 13,500 employees, a majority of whom were working in the PRC. The remuneration paid to the Group's employees basically is comprised of a basic salary and a performance bonus. During the year ended 31st December, 2001, the Group had not experienced any labour dispute, any significant change in the number of its employees or any significant difficulty in recruiting employees.

The Group financed its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group had cash and cash equivalents as at 31st December, 2000 and 2001 of RMB1,423 million and RMB1,331 million, respectively. Net cash provided by operating activities of the Group in 2000 and 2001 was RMB2,130 million and RMB2,401 million, respectively. Net cash used by the Group in investing activities in 2000 and 2001 was RMB1,156 million and RMB2,554 million, respectively. During the previous two years, the Group's primary cash requirements were for acquisitions of, and upgrades on, aircraft and flight equipment and payments on related indebtedness. Net cash used by the Group in financing activities was RMB846 million in 2000 which was primarily used for repayments of long-term loans, principal repayments on lease obligations and repayment of short-term bank loans. Net cash generated by the Group's financing activities in 2001 was RMB80 million which was mainly from short-term bank loans.

The Group generally had net current liabilities. As at 31st December, 2001, the Group's current liabilities exceeded current assets by approximately RMB3,163 million. The Group had been able to, and believes that it will continue to be able to, arrange for short-term bank loans with domestic and foreign banks in the PRC as necessary to meet its working capital requirements. See note 10(c) under Section A for bank loan facilities obtained subsequent to year end date. As at 31st December, 2000 and 2001, outstanding short-term loans totalled RMB600 million and RMB1,288 million, respectively; and outstanding long-term loans totalled RMB4,804 million and RMB5,301 million, respectively.

OUTLOOK FOR THE YEAR 2002

The Group would like to caution readers that this results announcement contains, inter alia, some forward-looking statements, such as certain forward-looking statements on the Asian and Chinese economies and aviation markets. These forward-looking statements are subject to numerous uncertainties and risks.

The Company believes that, as a whole, during 2002 it will face a relatively positive economic climate domestically, while the global economy has shown signs of recovery. It brings both opportunities and challenges to the air transport market.

Internationally, economic globalisation has accelerated the development of the world economy, but it has also exacerbated the potential risks and crises in all main industries. The issue of whether or not the European, U.S. and Japanese economies can successfully recover will have an extremely significant impact on world economic trends.

Taking a look at the domestic situation, China has successfully been selected to host the Olympics and has acceded to the World Trade Organisation. The Company believes that with the implementation of positive financial policies by the Chinese Government, a steady growth in the domestic economy will be assured. Since 1992, Shanghai, the base from which the Group has principally been operating its business, has for ten consecutive years attained a double-digit growth in its gross domestic product (GDP). As the leading city of China, Shanghai has maintained an open and developing economy. Its foreign-related businesses, such as its foreign trade and foreign investment, have stably increased. In addition, the potential growth in the economic development of Shanghai has increased significantly, gradually turning it into a global production center city of the twenty-first century. Further, the expansion in the volume of import and export trade and the pace of commercial activities will further promote the expansion of the air transport market, thereby resulting in an expected and steady increase in the passenger and cargo traffic volume of the Group.

The structure of consumption in China has reached a new level, with travel consumption becoming a hot spot. In addition, individual income levels are rising. Over all, the prospects for civil aviation development in China are positive, as there are quite a few favourable factors. China, with its extensive territory, large population and rich tourist resources, holds potential for the development of air traffic and its growth prospects are vast. The Chinese Government has deepened its efforts to reform civil aviation and to reduce the involvement of the government in the operation of enterprises. The strategic restructuring of air carriers is expected to achieve progress this year. With the comprehensive implementation of the strategy to develop Western China by the Chinese Government, the air transport businesses operated by the Group in the Western China region is expected to achieve significant developments.

The Group believes that the operation of its domestic and Hong Kong routes will continue to grow. The expansion of its fleet and the increase in its efficiency will enable the Company to increase its flight frequency on domestic and regional routes and to increase its market share. Moreover, the Group will take advantage of those events such as the 2002 FIFA World Cup in Korea and Japan, the Asian Games in Pusan, etc., traditional holidays and festivals and the peak traffic season to timely adjust and allocate capacity, comprehensively increase the Company's traffic volume and boost the Company's traffic revenues.

In view of the current market demand, the country's economic and social development and the macroeconomy policies, the Chinese government will adjust its policies and strengthen its regulation of the air transport industry. The Group expects the competition in the domestic market to become more regulated and orderly. The Group believes that in 2002, demand in the air transport market will continue to increase, gradually improving the balance between the level in demand and supply of the market. The Group will formulate a prudent aircraft purchase policy based on market demand and its own fleet expansion needs.

In response to the business environment and aviation market conditions which it will face in 2002, the Company will duly carry out the following strategies to enhance its competitiveness:

1. To increase flight safety, maintain quality service and build positive image

The year 2001 was the Group's 8th safe flight year. The Company's objective for 2002 is again to focus on safety and to strictly enforce safety rules. During 2002, the first phase of AOC will be completed and start to operate. The monitoring of flights throughout their voyages will further raise the level of safety administration. In addition, the Group will earnestly study developments in international terrorism and specific public security issues, take due precautions and make efforts to realize another safe flight year.

In the "2001 Passenger Appraisal of Civil Aviation", the Group ranked No. 1 in terms of overall service. Focusing on individualized services, the Company will strengthen its control of transport service quality and improve service quality across the Group, so as to ensure that the average on-time rate for flights in 2002 reach 80% or above. In addition, the Company will use its hosting of the IATA annual meeting as an opportunity to improve service quality and enhance its international status.

2. To improve transport capacity, to strengthen and improve our operation of the European, American and Australian Routes and to expand our operations of the Hong Kong, Japanese and Korean Routes

The Company intends to purchase four Boeing 737-700 aircraft and to acquire, under operating leases, two Boeing 737-700 aircraft and two A319 airbuses in 2002. To ensure an optimal allocation of transport capacity, the Company will:

(i) optimize the allocation of transport capacity and the routes; promote the "China Eastern Express" service and other service brand names; strengthen and improve the European, American and Australian routes; increase our competitiveness on some of the other international long-haul routes; actively expand high-earning routes such as Hong Kong, Japanese, Korean and Southeast Asian routes by increasing flight frequency, increasing development efforts, and focusing on the improvement of quality; optimise the structure of the domestic flight network; increase the number of passengers carried, the load factor and the revenue in the Eastern China region and, in particular, Shanghai; and take advantage of restructuring opportunities to develop its air transport industry in the Western China region;

(ii) increase flight allocation during holidays and festivals, concentrate capacity to ensure traffic on popular routes and during peak seasons, actively arrange extra flights and charters and develop new sources of financial growth; and

(iii) further develop our cargo business and, based on the trend of modern logistics and the demand in the cargo transport market, improve our transport network and develop transit cargo transport; introduce competitive sales methods to steadily increase cargo transportation.

3. To strengthen marketing efforts, increase domestic and Shanghai market share and implement strategy of localising international sales

(i) In December 2001, the Company established its Shanghai business office which will commence operations in 2002, with a view to strengthening and enhancing the Company's geographical coverage and market share in the Southeast China regions, and, in particular, market share in Shanghai.

(ii) The Company will implement a strategy of localizing international sales by recruiting an American expert specialised in sales and promotion as the vice-president who shall take charge of sales and promotion work over the U.S. regions, thereby increasing foreign sales volumes. In 2002, the Company will also recruit altogether 42 Korean air stewards for the China-Korea routes, in the hope of enhancing the quality of services provided by the Company towards Korean passengers and increasing the Company's competitiveness over Korean routes.

(iii) In 2002, the Company will further improve the code-sharing arrangements with foreign airlines, expand the scope of cooperation, revise existing special prorate agreements (SPA) and enter into new ones, further explore and investigate the possibilities of entering into air-alliances, arrange and develop targeted sales promotions, strengthen joint operations with domestic airlines and improve the relations with sales agents.

(iv) The Company will pay particular attention to the tourism market and actively develop flight schedules during holidays and festivals. It will enhance the quality of frequent flier services, increase its long-term customer resources, develop "Flight & Hotel" arrangements and expand its Golden Swallow Club membership services.

(v) The Company will allocate more resources to the brand-new website it launched at the end of 2001 in order to further improve its functions as a modern business platform and improve and enhance the functions of its on-line booking system. The Company will also develop the use of electronic tickets. In addition, the Company will try to cooperate with more Internet companies to further an on-line membership application function so as to provide its passengers with all kinds of on-line services.

4. To ensure strict administration of financial affairs and strengthen cost control

The Company believes that the uncertainty in aviation fuel prices in 2002 will be relatively high. In addition, the lease payments for the newly acquired aircraft and depreciation will increase the costs and expenses of the Company in 2002. In this respect, the Company will adopt the following measures:

(i) to closely monitor the fluctuations in fuel prices and, to the extent permitted by law, to enter into forward contracts and futures transactions in an effort to reduce the operating expenses to be incurred by the Company in the consumption of aviation fuel;

(ii) to reduce inventories of aviation materials and expand cooperation with other companies so as to reduce working capital spent on aviation materials; and

(iii) to strengthen the administration of earnings and improve the settlement system so as to stop the loss of transport revenue; and to formulate optimal sales agent incentive to lower the sales expenses as a percentage of the Company's revenues from its principal business.

5. To actively expand mergers and reorganisations and expand the scale of the Group's operations

The Group will take advantage of the opportunities as may be presented by the strategic restructuring of the Chinese civil aviation industry with a view to expanding the scale of operations of the Group, capitalizing on its strength in market share, routes, fleet and human resources and improving the environment of the market in which the Group operates. In addition, the Company will continue to select regional airlines with strengths that would complement the Company's businesses (and vice versa) as potential alliance partners in the hope of establishing a network that better interconnects its domestic and international routes and increasing its share of the domestic market.

SHARE CAPITAL

1. Change in share capital

During the financial year ended 31st December, 2001, there was no change in the Company's share capital.

2. Share capital structure

		Number of Shares	Percentage (%)
1.	A shares		
	1. Unlisted State-owned legal person shares	3,000,000,000	61.64
	2. Listed shares	300,000,000	6.16
2.	H shares	1,566,950,000	32.20
3.	Total number of shares	4,866,950,000	100.00

3. Substantial shareholders

As at 31st December, 2001, the following shareholders held 10% or more of any class of the issued share capital of the Company:

Name	Number of shares held	Percentage of shareholding (%)
Eastern Air Group Company	3,000,000,000	61.64
HKSCC Nominees Limited	1,456,575,999	29.93

Save as disclosed above, the Directors are not aware of any person (other than the Directors, chief executive, supervisors or senior management of the Company) who as at 31st December, 2001 was interested in 10% or more of any class of the issued share capital of the Company.

4. Directors, chief executive, supervisors and senior management and their shareholding interests in the Company

Name	Position	Number of A Shares Held
Ye Yigan	Chairman of the Board of Directors	0

Liu Shaoyong	Director, President	0
Wan Mingwu	Director, Vice President	0
Cao Jianxiong	Director	2,800
Zhong Xiong	Director, Vice President	2,800
Chen Quanxin	Director	2,800
Wu Baiwang	Director	0
Zhou Ruijin	Director	0
Gong Haocheng	Independent non-executive Director	0
Hu Honggao	Independent non-executive Director	0
Peter Lok	Independent non-executive Director	0
Li Wenxin	Chairman of the Supervisory Committee	0
Ba Shengji	Supervisor	2,800
Zhou Rongcai	Supervisor	0
Yang Jie	Supervisor	0
Liu Jiashun	Supervisor	0
Wu Yulin	Vice President	2,800
Fan Ru	Chief Pilot	2,800
Yang Xu	Chief Engineer	0
Luo Weide	Chief Accountant	0
Luo Zhuping	Company Secretary	2,800

Except as disclosed above, as at 31st December, 2001, none of the Directors, chief executive, supervisors or any member of the senior management of the Company and any of their associates had any beneficial interest in the issued share capital or debt securities of the Company and/or any associated corporation.

During the year 2001 and as at 31st December, 2001, none of the Directors, chief executive, supervisors or any member of the senior management of the Company and/or any of their respective spouses or children under the age of 18 were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company.

MATERIAL MATTERS

1. Dividends

As at 31st December, 2001, the Company's accumulative distributable profits based on its financial statements prepared in accordance with PRC accounting regulations were RMB171,153,681.06. Having considered the Company's cash flow and business position in 2002, the Board of Directors recommended distribution of the Company's accumulative undistributed profits attributable to its shareholders in the form of payment of a cash dividend of RMB0.02 per share (including tax) to all of its shareholders based on an aggregate of 4,866,950,000 shares of the Company as at 31st December, 2001. Holders of H shares of the Company will receive an equivalent amount of the above dividend based on the foreign exchange conversion rate published by the People's Bank of China on the date of payment of the cash dividend, representing a total of cash dividend payment of RMB97,339,000 (excluding the expenses for the payment of the above dividend). The balance of undistributed profits attributable to the shareholders will be carried over to the next year. The Company will not convert funds from the common reserve to increase its share capital during this period. The Board of Directors also decided that the above dividend distribution proposal will be submitted to the 2001 Annual General Meeting of the Company to be convened on 18th June, 2002 for approval.

2. **Influence of recent economic developments**

As a whole, in 2002, the Company faces a relatively positive economic climate domestically. The global economy has shown signs to recover. We believe the air transport market faces great opportunities as well as challenges. The issue of whether the European, U.S. and Japanese economies can successfully recover will have an extremely significant impact on world economic trends. In addition, Beijing's being selected to host the Olympics, China's accession to the World Trade Organisation, the domestic economy's steady growth and the expansion of trade and commercial activities will facilitate the further expansion of the air transport market.

3. **Curtailment of medical benefits**

Please refer to note 3 to the financial statements of the Group prepared in accordance with IAS for details of the Group's curtailment of medical benefits during the year ended 31st December, 2001.

4. **Re-election of Directors and personnel changes**

In view of the expiry of the term of office, and the re-election, of the Directors and reallocation of responsibilities, as resolved by the Company at its shareholders' meeting held on 29th June, 2001, Mr. Li Zhongming, Mr. Shen Zejiang, Mr. Xiao Liyuan and Mr. Zhu Tonghai were, as from 29th June, 2001, no longer directors of the Company and Mr. Ye Yigan, Mr. Liu Shaoyong, Mr. Wan Mingwu and Mr. Cao Jianxiong were appointed as directors of the Company. On 29th June, 2001, the Board of Directors elected and appointed Mr. Ye Yigan as Chairman of the Board of Directors, Mr. Liu Shaoyong as President, each of Mr. Wan Mingwu, Mr. Zhong Xiong and Mr. Wu Yulin as Vice-President, Mr. Luo Weide as Chief Accountant and Mr. Luo Zhuping as Company Secretary of the Company, all with effect from 29th June, 2001.

5. Purchase, sale or redemption of securities

During the year ended 31st December, 2001, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its securities (the term "securities" has the meaning ascribed thereto in paragraph 1 of part I of Appendix 7 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited).

6. Acquisition and merger

After negotiation with China Civil Aviation Flying College, the original shareholder of Air Great Wall, the Group acquired certain assets and liabilities of Air Great Wall in June, 2001 for RMB270 million payable by instalments over nine years. On 9th June, 2001, the Company established its Ningbo branch in Ningbo based on the assets acquired from Air Great Wall.

Eastern Air Group Company, the holding company of the Company, will, pursuant to a merger and restructuring proposal, merge with China Yunnan Airlines and China Northwest Airlines to form a new company. Such merger and restructuring proposal is yet to be finalised, details of which were set out in the announcement issued by the Company dated 6th February, 2002.

After long negotiations, on 20th January, 2002, the Company preliminarily agreed in principle with Wuhan Airlines Company to establish China Eastern Airlines Wuhan Limited, details of which were set out in the announcement issued by the Company dated 19th March, 2002.

7. Material litigation

The Group was not involved in any material litigation or arbitration during the year ended 31st December, 2001.

8. Compliance with the Code of Best Practice

The Company has at any time throughout the year ended 31st December, 2001 complied with the "Code of Best Practice" set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

9. Matters relating to procedures for transfer of land use rights

At the time when the Company was established in 1996, pursuant to and in accordance with the *Provisional Regulations for the Administration of the Land Use Rights of Joint Stock Limited Companies* jointly issued by the State Land Administration Bureau and the State Committee for Restructuring the Economy on 3rd December, 1994 (the "Regulations") and *the Official Reply of the State Land Administration Bureau Concerning Confirmation of the Results of the Appraisal of the Land of China Eastern Airlines Corporation Limited and the Disposal of Land Use Rights* (ref. Guo Tu Pi [1996] No. 118, the "Official Reply"), Eastern Air Group Company ("EA Group"), as an investment by the State and its capital contribution to the Company, injected into the Company its appraised land use rights over nine pieces of State-owned allocated land in Changning District, Shanghai and Hefei, Anhui Province (comprising a total area of 618,128 square meters) for a term of 50 years in consideration for the issue by the Company of certain State shares. As appointed by he State Land Administration Bureau, the equity interests represented by such State shares were provisionally held by EA Group.

In accordance with the requirements of the Regulations and the Official Reply, the Company, in 1996, applied to the land administration authorities of the local Shanghai and Hefei municipal governments to carry out the procedures for amending the relevant land registration and changing the allocated land use rights certificates under the name of EA Group into granted land use rights certificates under the name of the Company. However, as the specific rules for implementing the above procedures to amend the land registration are unclear, such procedures have yet to be fully completed.

Despite the foregoing, since the Official Reply expressly states that as the relevant allocated land has been appraised and injected by the State into the Company as a capital contribution in consideration for the issue by the Company of State shares, and as EA Group obtained the land use rights over the abovementioned nine pieces of land in perpetuity by way of allocation, the Company shall be entitled to lawfully and validly occupy and use such land in spite of the fact that the procedures for amending the relevant land registration have not yet been fully completed. In addition, EA Group has undertaken to the Company that if any problems arise as a result of the Company's occupation or use of the land, EA Group will assume any liability which might be incurred by the Company for payment of damages. Therefore, the management of the Company is of the view that the Company is not exposed to risks in this matter by occupying or using the land. Nevertheless, as the procedures to amend the registration have not been fully completed, the Company will be unable to assign or pledge the relevant land use rights. However, as there is no need for the Company to assign the land use rights and it has no intention of pledging the same, although the Company is unable to exercise its right to assign or pledge such rights, such inability will not affect the Company's actual business operations or earnings.

10. Others

(i) During the year ended 31st December, 2001, the Group had no designated deposits nor did it experience any failures to collect deposits upon maturity.

(ii) The Company has at all times paid the full amount of income tax in accordance with the State tax policies of the PRC. Due to the change of its legal address to 66 Airport Street, Pudong International Airport of the Pudong New Area in mid-2001, with effect from 1st July, 2001, the Company began to enjoy the enterprise income tax incentive available in the Pudong New Area and the tax rate will be adjusted from the 33% to 15%.

Ye Yigan
Chairman of the Board
China Eastern Airlines Corporation Limited

Shanghai, 8th April, 2002

The Company will, on or before 30th April, 2002, submit a CD-ROM which shall contain all information as required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to The Stock Exchange of Hong Kong Limited for publication on its website.

Exhibit 1.2



中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China ("PRC") with limited liability)

NOTICE OF 2001 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting of China Eastern Airlines Corporation Limited (the "Company") will be held at Bai Hua Hall, Fourth Floor, 2nd Door, Pine City Hotel, 8 Dong'an Road, Shanghai, The People's Republic of China, at 9:00 a.m. on Tuesday, 18th June, 2002.

The Annual General Meeting will deal with the following matters:

1. to consider and approve the working report of the Board of Directors for the year 2001;

2. to consider and approve the working report of the Supervisory Committee for the year 2001;

3. to consider and approve the audited financial statements and the auditors' reports for the year 2001;

4. to consider and approve the Company's profit distribution proposal for the year 2001;

5. to consider and approve the re-appointments of Shanghai Zhonghua Certified Public Accountants as the Company's domestic auditors for the financial year ending 31st December, 2002 and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the Company's international auditors for the financial year ending 31st December, 2002, and to authorise the Board of Directors to determine their remuneration;

6. as special resolution, to consider and approve the passing of the following resolution:

   "That the Articles of Association of the Company be amended by adopting the following Article to replace Article 94:

'Article 94 The Company shall have a board of directors. The board of directors shall consist of eleven (11) directors. The board of directors shall have one Chairman and one Vice-chairman.

The board of directors shall have at least three (3) independent directors. Independent directors are directors who do not hold any position in the Company other than as directors and do not maintain with the Company and its substantial shareholders any connection which may hamper their independent and objective judgments.'

and the Board of Directors be authorised to report the amendments relating to the Articles of Association to relevant authorities for record."; and

7. to consider and approve the appointment of Mr. Gong Haocheng, Mr. Hu Honggao, Mr. Peter Lok and Mr. Zhou Ruijin as independent directors of the Company and authorise the Board of Directors to determine their remuneration.

By order of the Board of Directors
Luo Zhuping
Secretary of the Board of Directors

8th April, 2002, Shanghai, PRC

Notes:

1. Persons entitled to attend the meeting

Persons who hold A and H Shares and are registered as holders of A and H Shares on the register of members maintained by Shanghai Securities Central Clearing and Registration Corporation and Hong Kong Registrars Limited ("Hong Kong Registrars") at the close of business on 17th May, 2002 shall have the right to attend the Annual General Meeting after completing the registration procedures for attending the Annual General Meeting.

2. Registration procedures for attending the Annual General Meeting

(1) Holders of Domestic A Shares shall deposit their documents of certification of their shares and their authorised representatives' documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai (for the attention of the Secretary Office of the Board of Directors) on or before 28th May,

2002. In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney's documents of identity to the above place of business of the Company.

(2) Holders of H Shares shall deliver their written replies for attending the Annual General Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated above on or before 28th May, 2002. If proxies are appointed by shareholders to attend the Annual General Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(3) Shareholders can deliver the necessary documents for registration to the Company in the following ways: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and will dispatch to shareholders copies of meeting admission cards by post or by facsimile. When attending the Annual General Meeting, shareholders or their proxies may exchange copies or facsimile copies of the meeting admission cards for the original meeting admission cards.

3. Appointing proxies

(1) Shareholders who have the right to attend and vote at the Annual General Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the Meeting on their behalf.

(2) The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For Domestic A Share holders, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the convention of the Annual General Meeting before such documents would be considered valid. For H Share holders, the aforementioned documents must also be delivered to Hong Kong Registrars, the Registrar of H Shares of the Company, within the same time limit in order for such documents to be valid.

(3) If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4. Duration of the Annual General Meeting

The Annual General Meeting is expected to last for half a day. Shareholders or their proxies attending the Annual General Meeting shall be responsible for their own accommodation and travel expenses.

5. Closure of Register

The Company's register of members for H Shares will be closed from 18th May, 2002 to 17th June, 2002 (both days inclusive), during which period no transfers of H Shares will be registered. Holders of H Shares who wish to attend the Annual General Meeting and be listed on the distribution list for final dividends must deliver their instruments of transfer and the relevant share certificates to Hong Kong Registrars, the Registrar of H Shares of the Company, no later than 4:00 p.m. on 17th May, 2002.

The address and contact details of Hong Kong Registrars are as follows:

Hong Kong Registrars Limited
2nd Floor, Vicwood Plaza
No. 199 Des Voeux Road Central
Hong Kong

Tel: (852) 2815 8820
Fax: (852) 2579 0095

Please also refer to the published version of this announcement in the South China Morning Post and Hong Kong Economic Times.